

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 14, 2008

Mr. John E. Simmons
Chief Financial Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

> **Re: Farmer Bros. Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **Response Letter Dated March 12, 2008**
> **Response Letter Dated April 2, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 9, 2008**
> **Response Letter Dated May 9, 2008**
> **File No. 000-01375**

Dear Mr. Simmons:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Fiscal Years Ended June 30 2007 and 2006 – Comparative Information, page 16

1.   We have reviewed your response to prior comment number two. We note that you cite your capitalization policy in your response as a basis for your conclusion. We are not in a position to agree that a dollar-value capitalization policy threshold is contemplated in GAAP. Please revise your analysis to address the extent to which brewing equipment expense, which you indicate consists of numerous individually-immaterial assets and component parts, are collectively material for each period reported.

We also note in your response that you maintain ownership of the equipment and maintain the ability to control your customer's use of the equipment even after it has been placed in service at the customer's location. This appears to be an indication that the equipment has characteristics consistent with those of an asset, and not a current-period expense. By reference to appropriate GAAP or other accounting literature, please tell us how you have concluded that your coffee brewing equipment is not an asset consistent with paragraphs 25 thru 33 of FASB Concept Statement No. 6 that should be inventoried prior to its use-in-service, and depreciable subsequent to its placement into service.

2.   We note in your response to our prior comment number two that you conclude that your coffee brewing equipment expenses are classified as an element of selling expenses and your facts and these transactions are outside of the scope of EITF 01-9. We are unable to agree with your conclusion as it appears that your response has not addressed why EITF 01-9 would not be applicable. It does not appear that your reference to paragraph 7 limits the applicability of EITF 01-9 to your situation in that it relates to free or discounted products or services redeemable by the customer at a future date. In practice, your provision of brewing equipment to your customers is not at a future date, but in the current and ongoing accounting periods in question. Therefore, this limitation in the scope of EITF 01-9 does not appear to apply.

It is our understanding that EITF 01-9 applies to consideration given by a vendor to a customer, with consideration defined in Exhibit 01-9E to include free products or services given to the customer by the vendor. Please tell us why you believe that your provision of brewing equipment and the related servicing of this equipment does not constitute consideration within the scope of EITF 01-9. Additionally please address paragraph 10 of EITF 01-09 in your response.

Consolidated Statements of Stockholders' Equity, page 23

3.   As previously requested in our prior comment number four, please provide us
        with a sample of your proposed disclosure which you plan to include in your next
        annual filing. Your proposed explanatory disclosure should explain the nature
        and effect of the change in your presentation of the adoption of FAS 158,
        including disclosure of how this amount was previously presented and the
        resulting impact on comprehensive income. Additionally, please confirm to us
        that your proposed disclosure will be included both within your financial
        statements and prominently displayed within the forepart of your next Form 10-K
        (i.e. preceding Item 1).

Acquisition of Coffee Bean International, Inc., page 24

4.   We note in your response to our prior comment number five that you assert the
        pro forma information prescribed by FAS 141 is immaterial for financial
        statement disclosure citing, among other factors, which CBI accounted for less
        than 10% of your net sales and profits for the fiscal year 2007. Please clarify
        whether or not your analysis considered financial information for the entire 2007
        fiscal year (as if the transaction had consummated at the beginning of the year) or
        the period subsequent to the acquisition date. We note in your disclosure in your
        10-Q for the quarterly period ended March 31, 2008 that CBI contributed to 74%
        of the 26% increase (or 19% of the increase) in net sales for the first nine months
        of fiscal 2008 as compared to the same period in 2007. Given this disclosure, and
        despite the qualitative factors noted in your response, it continues to be unclear as
        to why you believe FAS 141 pro forma disclosures are not relevant in enabling an
        investor's understanding of how this acquisition would have impacted your
        historical results of operations. Please consider adding this disclosure to your
        financial statements in your next annual report on Form 10-K, or tell us why you
        believe such information should not be included. In responding to this comment,
        please provide us with a sample of your disclosure in satisfaction of the pro forma
        requirements of FAS 141.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 1 – Financial Statements

Consolidated Statements of Operations, page 2

5.   Please expand your presentation of "Other, net (expense) income" either on the
        face of the financial statements or the notes thereto in order to disclose the
        significant components thereof for each period presented. Refer to Rules 10-
        01(3) and 5-03.7 of Regulation S-X.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 12

6.   Please expand your management's discussion and analysis to elaborate on the
        drivers and underlying causes for the increases in costs of goods sold as well as
        the expected future and continuing impact of these changes. Your disclosure
        should also quantify the impact of each significant contributing factor on the total
        change in your cost of goods sold. Though we note you have disclosed the
        existence of higher commodity prices and other cost increases, as well as the
        gross profit impact of the CBI acquisition, your disclosure does not discuss the
        actual extent to which these factors, or other factors, have contributed to your
        39% increase in your costs of goods sold in the third quarter of fiscal 2008, as
        compared to the same period in fiscal 2007. Consider quantifying volume
        changes in units sold and price-per-unit increases in coffee and other allied
        products, to the extent changes in either have impacted your costs of goods sold.
        In your response, please provide us with a sample of your expanded disclosure.
        Please refer to "Commission Guidance Regarding Management's Discussion and
        Analysis of Financial Condition and Results of Operations." This can be located
        at our website at:

                        http://www.sec.gov/rules/interp/33-8350.htm

7.   Your disclosures regarding the general conditions of the U.S. financial market are
        neither specifically tailored to your company nor sufficiently specific enough to
        enable a linkage between your disclosure and the amounts reported in your
        financial statements. Please expand your disclosure to relate your management's
        discussion and analysis to specific amounts or line items in your statement of
        operations. Furthermore, to the extent your management's discussion and
        analysis relates to portions or components of financial statement line items (e.g.
        certain amounts included within "Other, net (expense) income"), please ensure

the amounts are separately disclosed, along with the other components of the line item, so as to enable the reader to determine the relative impact of your discussion and analysis on the reported results.

Item 4 – Controls and Procedures, page 14

8.   We note your disclosure that "controls and procedures… can provide only *reasonable* assurance of achieving the desired control objectives and in reaching a *reasonable* level of assurance." [emphasis added] Neither the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act of 1934, nor the requirement to evaluate their effectiveness in Rule 13a-15(b), contemplate providing a *reasonable* level of assurance at a *reasonable* level of effectiveness.

We further note you have only concluded as to whether "information [you] are required to disclose in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." The definition of disclosure controls and procedures in Rule 13a-15(e) also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." We note you conclude your disclosure controls and procedures are *designed* to ensure the forgoing, but not whether they are actually *effective*.

Therefore, please confirm, if true, that your management has evaluated, with the participation your principal executive and principal financial officers, or persons performing similar functions, the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act of 1934, as of March 31, 2008 and concluded that they are effective.

In future filings, please conform your definition of disclosure controls and procedures to the definition in Rule 13a-15(e) of the Exchange Act of 1934. Please ensure that your conclusions of effectiveness are disclosed in clear and unequivocal terms. Please also ensure there are no actual or implicit limitations on your conclusion of effectiveness.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief